February 13, 2019

Gerrit Klaerner, Ph.D.
Chief Executive Officer & President
Tricida, Inc.
7000 Shoreline Court
Suite 201
South San Francisco, CA 94080

       Re: Tricida, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 8, 2019
           CIK No. 0001595585

Dear Dr. Klaerner:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:    Geoffrey W. Levin, Esq.